Exhibit (a)(5)(D)

Microsoft Announces Final Results of Tender Offer

Company repurchases $3.8 billion of its common stock

REDMOND, Wash. — August 24, 2006 — Microsoft Corp. today announced the final results of its modified “Dutch Auction” tender offer which expired at 12:00 midnight, Eastern Time, on Thursday, August 17, 2006.

Microsoft has accepted for purchase 154,517,593 shares of its common stock at a price of $24.75 per share, totaling $3.8 billion. These shares represent approximately 1.5 percent of shares outstanding.

The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, Microsoft now has approximately 9.8 billion shares of common stock outstanding.

The Company is authorized to repurchase additional shares in an amount up to $36.2 billion through June 30, 2011. Rule 13e-4(f) under the Securities and Exchange Act of 1934, as amended, prohibits the Company from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer.

Goldman Sachs and Deutsche Bank served as co-dealer managers for the tender offer. Georgeson Inc. served as information agent and Mellon Investor Services served as the depositary. Shareholders and investors who have questions or need information about the tender offer may call Georgeson Inc. at (866) 482-5026 in the United States and Canada, and +44 (0) 207 019 7137 for all other countries.

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

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For more information, financial analysts and investors only:

Colleen Healy, general manager, Investor Relations, Microsoft, (425) 706-3703

For more information, press only:

Rapid Response Team, Waggener Edstrom Worldwide, (503) 443-7070, rrt@WaggenerEdstrom.com

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